

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Robin Lee
Chief Financial Officer and Treasurer
SPDR Gold Trust
c/o World Gold Trust Services, LLC
New York, New York 10022

   Re: SPDR Gold Trust
     Form 10-K for the fiscal year ended September 30, 2013
     Filed November 26, 2013
     File No. 001-32356

Dear Mr. Lee:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Tom Kluck

          Tom Kluck
          Legal Branch Chief